SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Long-Term Local-Currency IDR; Stable Outlook”.	6

Exhibit 1

October 28, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Long-Term Local-Currency IDR; Stable Outlook”.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 6

Exhibit 1

October 28, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Long-Term Local-Currency IDR; Stable Outlook”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 6

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 28, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Page 3 of 6

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Long-Term Local-Currency IDR; Stable Outlook”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

October 28, 2011

Page 4 of 6

Exhibit 1

FitchRatings

FITCH UPGRADES PLDT’S LONG-TERM LOCAL-CURRENCY
IDR; STABLE OUTLOOK

Fitch Ratings-Delhi/Jakarta/Sydney/Singapore-28 October 2011: Fitch Ratings has upgraded Philippine Long Distance Telephone Company’s (PLDT) Long-Term Local-Currency (LTLC) Issuer Default Rating (IDR) to ‘A-’ from ‘BBB+’, and simultaneously removed it from Rating Watch Positive. The Outlook is Stable. A full rating breakdown is provided at the end of this commentary.

On 26 October 2011, PLDT announced that the National Telecommunications Commission (NTC) had approved the acquisition of a 51.55% ownership interest in the third-largest telco -Digital Telecommunications Philippines, Inc. (Digitel) -in an all-equity deal. PLDT had earlier received shareholders’ approval on 14 June 2011 for the issuance of common shares for the acquisition.

According to the most recent announcement, PLDT will issue 27.7 million new PLDT shares to acquire, among others, 3.3 billion Digitel common shares (representing a 51.55% stake) and zero-coupon bonds owned by JG Summit Holdings, Inc (JGS). Also, the transaction has triggered a mandatory tender offer to the remaining minority shareholders (48.45%) who can opt to tender each Digitel share at PHP1.6033, or swap it in at a ratio of 1.567 Digitel shares for every PLDT share. Fitch does not expect the amount of minority shareholders’ payment, if debt-funded, to materially affect PLDT’s credit profile.

The rating upgrade reflects Fitch’s expectation that the PLDT-Digitel combined entity will have a significantly improved market position despite having broadly the same credit profile. PLDT-Digitel will become a dominant operator, having about 70% and 66% of subscriber and revenue market shares, respectively, (versus PLDT’s 53% and 56% in Q211). Also, PLDT will have a much larger spectrum (25MHz in 2100MHz band) compared to the second-largest operator, Globe Telecom (Globe, ‘BB+’/Stable), which has only 10Mhz.

As part of regulatory approval, PLDT has committed to divest 10MHz of spectrum in the 2100MHz band and to keep the popular ‘Unlimited Tariff’ packages alive in the market. PLDT will divest its subsidiary, Connectivity Unlimited Resource Enterprises, Inc. (CURE) which owns 10MHz of spectrum. CURE will be sold through competitive bidding by PLDT under NTC supervision, which should fetch PLDT a minimum bid price that would allow it to recover its investment in acquiring, developing and operating CURE, including, among others, the USD10m acquisition price for CURE and PHP65m annual spectrum users’ fee.

PLDT’s LTLC IDR (which exceeds the Sovereign’s ‘BBB-’ LTLC IDR by three notches) does not take into account foreign currency transfer and convertibility risk, and is more reflective of the company’s standalone credit profile. Any future movement in the Philippines’ LTLC IDR will lead to a corresponding change in PLDT’s LTLC IDR.

PLDT’s LTFC IDR continues to be constrained by the Philippines’ Country Ceiling of ‘BBB-’, reflecting the country’s foreign currency transfer and convertibility risk. Any future movement in the Country Ceiling will lead to a corresponding change in PLDT’s LTFC IDR.

The ratings actions are as follows:
-LTLC IDR upgraded to ‘A-’ from ‘BBB+’; Stable Outlook;
-Long-Term Foreign-Currency IDR affirmed at ‘BBB-; Outlook Stable;
-National Long-term Rating affirmed at ‘AAA(phl)’; Outlook Stable; and
-Senior unsecured rating affirmed at ‘BBB-’.

Exhibit 1

Contact:

Primary Analyst
Nitin Soni
Analyst
+91 11 4356 7239
Fitch Ratings India Private Limited
601-609, 6th Floor, Prakash Deep Building
Tolstoy Marg, New Delhi -110001

Secondary Analyst
Any Sirapurna
Associate Director
+62 21 29026412

Committee Chairperson
Steve Durose
Senior Director
+61 2 8256 0307

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com.

Additional information is available at www.fitchratings.com. The ratings above were solicited by, or on behalf of, the issuer, and therefore, Fitch has been compensated for the provision of the ratings.

Applicable Criteria “Corporate Rating Methodology”, dated 12 August 2011; “Global Telecom Portfolio; Sector Credit Factor Compendium”, dated 23 May 2011; and “Rating Global Telecoms Companies -Sector Credit Factors”, dated 16 September 2010 are available at www.fitchratings.com.

Applicable Criteria and Related Research: Corporate Rating Methodology http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=647229 Global Telecom Portfolio; Sector Credit Factor Compendium http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=627209 Rating Global Telecoms Companies -Sector Credit Factors http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=550205

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY’S PUBLIC WEBSITE ‘WWW.FITCHRATINGS.COM’. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE.

Page 5 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President and Corporate Secretary

Date: November 2, 2011